SEC File No. 0-18774
                                                          CUSIP No. 848550 20 8



                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C.


                                 FORM 12b-25

                         NOTIFICATION OF LATE FILING

[X] Form 10-K  [  ] Form 20-F  [  ] Form 11-K  [  ] Form 10-Q  [  ]
    Form 10-D  [  ] Form N-SAR
[  ] Form N-CSR

                  For the Period Ended:  December 31, 2008

      [  ]   Transition Report on Form 10-K
      [  ]   Transition Report on Form 20-F
      [  ]   Transition Report on Form 11-K
      [  ]   Transition Report on Form 10-Q
      [  ]   Transition Report on Form N-SAR
      For the Transition Period Ended:___________________________

     Nothing in this form shall be construed to imply that the Commission
               Has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, Identify the Item(s) to which the notification relates:


                      PART I - REGISTRANT INFORMATION

                          Spindletop Oil & Gas Co.
                          (Full name of registrant)

                                    N/A
                         (Former Name if Applicable)

                        12850 Spurling Dr., Suite 200
                   (Address of Principal Executive Office)

                             Dallas, Texas 75230
                         (City, State and Zip Code)











                     PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

        (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
        (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth
  [X] calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
        (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                           PART III - NARRATIVE

State below in reasonable detail why the Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.


Spindletop Oil & Gas Co. is unable to file its Annual Report on Form 10-K for the year ended December 31, 2008, without unreasonable effort and expense due to the late receipt of information required from consolidated subsidiaries and the Company's Annual Report of Oil and Gas Reserves. The Company has engaged a third party petroleum engineering consultant to prepare its Annual Report of Oil and Gas Reserves and the report will not be completed and delivered in time to incorporate its results into the Company's Annual Report before the required filing date of the Form 10-K.


                        PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

          Chris G. Mazzini             972             644-2581
              (Name)               (Area Code)    (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is
no, identify report(s),         [X] YES     [ ] NO

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
thereof?                        [X] YES     [ ] NO


If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Net income for the year ended December 31, 2008 is anticipated to significantly increase as compared with the prior year. We anticipate that the net income for 2008 could be increased by 70%-80% over the $1,808,000 reported for the previous year ended December 31, 2007. This estimated increase in net income is due to an increase in total revenues of approximately 50% to 60%, offset by an increase in total expenses of approximately 40% to 45% over that of 2007.

The anticipated increase in revenue is due to both price and production issues and results in part from an increase in the average sales price for gas from approximately $6.63 per mcf in 2007 to approximately $8.40 per mcf in 2008 along with an increase in production of approximately 350,000 mcf. The average sales price of oil increased from approximately $65.17 per bbl to approximately $71.20 per bbl from 2007 to 2008. Oil production actually increased from approximately 24,500 bbls in 2007 to approximately 32,650 bbls in 2008. Much of the increase in gas production was due to 6 new Barnett Shale wells which were completed in the last half of 2007 with a full year of production in 2008. The increase in oil production was due primarily to our East Texas oil properties.

Estimated lease operating expenses for 2008 are anticipated to increase by approximately 35-45% from the $2,459,000 incurred in 2007. This increase is due to the increase in cost and availability of third party services in addition to an increase in the number and amount of workover wells. General and administrative expenses are expected to increase by approximately 40-45%, from the $2,221,000 reported in 2007. The anticipated increase is due to the addition of personnel required to handle the increased workload caused by additional workovers and regulatory reporting required by the various governmental agencies.

As described in Part III above, the Company has engaged a third party petroleum engineering consultant to prepare its Annual Reserve Report. As of this date, the report has been completed but not delivered in time to incorporate its results into the Company's Annual Report Form 10-K. The impact of the results of the calculation of the Company's oil and gas reserves as of December 31, 2008 to be reported by the third party petroleum engineering consultant is not determinable at this time, and an estimate of the profit and loss effect compared to the year ended 2007 cannot accurately be determined at this time.


















                         SPINDLETOP OIL & GAS CO.
               (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

March 31, 2009                        By: /s/ Chris G. Mazzini
                                      Chris G. Mazzini
                                      Principal Executive Officer



INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                 ATTENTION

          Intentional misstatements or omissions of fact constitute
             Federal Criminal Violations (See 18 U.S.C. 1001)

                           GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities and Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule202 of Regulations S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter).